

Mail Stop 3030

February 26, 2016

Via E-mail
Mr. Mark Turfler
Chief Financial Officer
RF Industries, Ltd.
7610 Miramar Road, Bldg. 6000,
San Diego, California 92126-4202

       Re: **RF Industries, Ltd.**
               Form 10-K for the Fiscal Year Ended October 31, 2015
               Filed January 28, 2016
               File No. 000-13301

Dear Mr. Turfler:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended October 31, 2015

Management's Report on Internal Control Over Financial Reporting, page 19

1.   You disclose that management used the framework Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Please tell us whether management used the COSO framework of 2013 in performing its assessment and revise the report in future filings to disclose the framework used, as required by Item 308(a)(2) of Regulation S-K.

Item 8. Financial Statements

Note 1. Business Activities and Summary of Significant Accounting Policies

Inventories, page F-8

2.   You disclose that inventories are valued at their weighted average cost. Please tell us
how you considered ASC 330-10-35-1 through 35-11 which also requires you to value
inventories at the lower of cost or market.

Note 2. Business Acquisitions, page F-11

3.   Please tell us why the acquisition of Comnet was effective for financial accounting
purposes as of November 1, 2014 considering the closing of the agreement occurred on
January 20, 2015.

4.   To the extent material, please revise your future filings to include all of the disclosures
required by ASC 805-10-50-2(h)(3).

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company
acknowledging that:

   •   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   •   staff comments or changes to disclosure in response to staff comments do not foreclose
       the Commission from taking any action with respect to the filing; and

   •   the company may not assert staff comments as a defense in any proceeding initiated by
       the Commission or any person under the federal securities laws of the United States.

You may contact Tara Harkins at (202) 551-3639, or Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 if you have questions regarding comments on the financial statements and related matters. Please contact Geoff Kruczek, Senior Attorney, at (202) 551-3641 with any other questions.

Sincerely,

/s/ Kate Tillan for

Martin James
Senior Assistant Chief Accountant
Office of Electronics and Machinery